Morgan Stanley Institutional Fund Trust
Core Fixed Income Portfolio
Core Plus Fixed Income Portfolio
Corporate Bond Portfolio
High Yield Portfolio
Limited Duration Portfolio
Global Strategist Portfolio
Mid Cap Growth Portfolio


Item 77.I. Terms of New or Amended Securities
The Board of Trustees of Morgan Stanley Institutional
Fund Trust (the "Fund") has approved (i) the offering of a commission, which will be paid by Morgan Stanley
Distribution, Inc., as distributor of the Fund, to certain financial intermediaries as compensation on sales of Class
A shares of the Portfolio of $1 million or more; and (ii) the imposition of a contingent deferred sales charge on Class A shares of the Portfolio in relation thereto. These changes were effective August 1, 2014. This is described in a supplement to its prospectus filed with the Commission on July 25, 2014 (accession number
0001104659-14-053652.